Exhibit 99.2

Nano Dimension Files Complaint in NY Supreme Court The Court Directed Defendants Bistricer’s Murchinson & Kassam’s Anson to Explain Why Nano’s Request For a Preliminary Injunction Should Not be Granted

Court Rejected Defendants’ Delay Tactics
 Scheduled Argument to Move Forward Quickly, on July 28th, 2023

Waltham, Mass, July 20, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension”, “NANO” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today that it is continuing to pursue claims against Murchinson, Anson, and Boothbay in New York.

On July 14th, 2023, Nano filed a complaint against Defendants Murchinson Ltd., Anson Advisors, Inc., Boothbay Fund Management, LLC and their affiliates (together, “Defendants”) in the Supreme Court of the State of New York. The Complaint seeks to redress Defendants’ alleged misconduct, including their improper scheme to secretly acquire an interest in Nano and attempt to take control of the Company and dissipate its assets, in breach of the contract (the “Deposit Agreement”) that governs the Nano American Depositary Shares Defendants hold and in violation of New York law.

The Complaint alleges that Defendants:

o	Conspired to obtain a large stake in Nano by working in tandem to manipulate the price for Nano’s ADS.

o	Furtively acquired a large, undisclosed interest,

o	Improperly took steps to mount a bid for control, dismantle the Company, and distribute its cash for Defendants’ own benefit.

o	Launched an illegal takeover campaign and efforts to overthrow the Company’s board and wrest control from its managers, in direct violation of the terms of the Deposit Agreement.

The Complaint alleges that, among other misconduct, Defendants conducted a sham shareholder meeting on March 20th, 2023, at which they purported to replace members of Nano’s board of directors with candidates affiliated with Defendants, in breach of the Deposit Agreement.

The Complaint further alleges that Defendants’ misconduct breaches the Deposit Agreement and constitutes unjust enrichment under New York law, for which NANO is entitled to:

o	Compensatory and punitive damages in excess of $10,000,000.

o	Disgorgement of Defendants’ unjust enrichment; and

o	Rescission of Defendants’ holdings of Nano ADS, among other remedies.

In addition, Nano has asked the New York Court for a preliminary injunction that would, inter alia:

o	Hold in abeyance and decline to give any legal impact the votes Defendants claimed they cast at the purported shareholder meeting they staged in March 2023; and

o	Enjoin Defendants from undertaking any efforts to give those votes legal impact (e.g., by giving credit to the election or attempting to seat purportedly elected directors).

Nano’s request for a preliminary injunction is set for argument on July 28th, 2023.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the date of the court hearing for the Respondents. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
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